UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

_________________________

SCHEDULE 14F-1
_________________________

INFORMATION STATEMENT
PURSUANT TO SECTION 14(F) OF
THE SECURITIES AND EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

 CHINA TRANSPORTATION INTERNATIONAL HOLDINGS GROUP LIMITED
(Exact name of registrant as specified in its corporate charter)

Nevada	000-53658	26-4694804
(State of Incorporation)	(Commission File No.)	(IRS Employer Identification No.)

No. 823, Taohualun West Road Yiyang City, HuNan Province China 413000 (Address of principal executive offices)

86 737 421 3711 (Issuer's telephone number, including area code)

*******************
NO VOTE OR OTHER ACTION OF THE COMPANY’S STOCKHODLERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.  NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT REQUESTED TO SEND THE COMPANY A PROXY.

********************

CHINA TRANSPORTATION INTERNATIONAL HOLDINGS GROUP LIMITED

No.823, Taohualun West Road
Yiyang City, HuNan Province
China 413000

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF
THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14(f)-1 THEREUNDER

INTRODUCTION

No action is required by the stockholders of the Company in connection with the Information Statement. This Information Statement is being sent to you pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and rule 14f-1 promulgated thereunder, in connection with an anticipated change in the members of the Board of Directors (the “Board”) of China Transportation International Holdings Group Limited, a Nevada corporation (the "Company" or the “Registrant”) (fka “China Ding Cheng Science Holdings Co., Ltd.”) as a result of the completion of a share exchange transaction pursuant to a Share Exchange Agreement by and between the Company, Eminent Promise Limited, a corporation incorporated under the laws of the British Virgin Islans, and the shareholders of Eminent Promise.

This Information Statement is being mailed on or before April 12, 2010, to all persons who are holders of record of the Company's common stock as of April 12, 2010.  The information included in this Information Statement regarding the persons designated to become directors of the Company as a result of the change in control has been furnished to the Company by third parties and the Company assumes no responsibility for its accuracy or completeness.

NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

TERMS OF TRANSACTION

As disclosed on Form 8-K filed by the Company on April 1, 2010 with the Securities and Exchange Commission, which is hereby incorporated by reference, China Transportation International Holdings Group Limited, entered into a Share Exchange Agreement (the “Exchange Agreement”) with Eminent Promise Limited (“Eminent Promise”), a corporation incorporated under the laws of the British Virgin Islands, and the shareholders of Eminent Promise (the “Shareholders”).  Pursuant to the terms of the Exchange Agreement, the Shareholders agreed to transfer all of the issued and outstanding shares of common stock in Eminent Promise to the Registrant in exchange for the issuance of an aggregate of 14,700,000 shares of the Registrant’s common stock, par value $.001 (“Common Stock”), to the Shareholders, thereby causing Eminent Promise and its wholly-owned subsidiaries, Tone Express (HK) Limited (“Tone Express”), a company incorporated under the laws of Hong Kong Special Administrative Region of the Peoples Republic of China (“PRC”), and Yiyang Tone Express (HK) Limited (“Yiyang Tone Express”), a corporation incorporated under the laws of the Peoples Republic of China (“PRC”) to become wholly-owned subsidiaries of the Registrant, and Yiyang Xiangyun Group Company Limited (“Yiyang Group”) to become a variable interest entity (“VIE”) of the Registrant (the “Share Exchange”).

Upon the closing of the Share Exchange on April 1, 2010, the Shareholders of Eminent Promise delivered 100% of the outstanding shares of common stock of Eminent Promise, representing all of its issued and outstanding common stock, to the Company in exchange for 14,700,000 shares of common stock of the Company. Following completion of the Share Exchange, the Company has a total of 20,000,000 shares of common stock issued and outstanding.

Pursuant to the terms of the Exchange Agreement, upon closing of the Share Exchange Frank Pioppi resigned as a director of the Company and Mr. Yueming Guo was appointed as a director of the Company to fill the vacancy created by Mr. Pioppi’s resignation.  In addition, all of the former officers of the Company resigned and the following persons were appointed as officers of the Company:  Mr. Yueming Guo as President, Ms. Caichun Wen as Chief Executive Officer and Secretary, Mr. Xin He as Chief Financial Officer and Treasurer. All directors hold office for one-year terms until the election and qualification of their successors. Officers are elected by the board of directors and serve at the discretion of the board of directors.

As a result of the Share Exchange, the Registrant, through its subsidiaries and variable interest entity, is now engaged in the business of providing public transportation services in the PRC.  All business operations are conducted through our wholly-owned subsidiary, Yiyang Tone Express, and through Yiyang Group, our variable interest entity.   Yiyang Group is considered to be a variable interest entity because we do not have any direct ownership interest in it, but, as a result of a series of contractual agreements between Yiyang Tone Express, our wholly-owned subsidiary, and Yiyang Group and its shareholder we are able to exert effective control over Yiyang Group and to receive 100% of the net profits derived from the business operations of Yiyang Group.

The Chart below depicts the corporate structure of the Registrant as of the date of this Schedule 14F-1.  The Registrant owns 100% of the capital stock of Eminent Promise and has no other direct subsidiaries.  Eminent Promise owns 100% of the capital stock of Tone Express and has no other direct subsidiaries. Tone Express owns 100% of the capital stock of Yiyang Tone Express and has no other subsidiaries. Yiyang Group is a VIE of the Registrant which is controlled by the Registrant through VIE Contractual Agreements and has four subsidiary companies.

VOTING SECURITIES OF THE COMPANY

As of March 31, 2010, the Company had 20,000,000 shares issued and outstanding. Each share of common stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders of the Company. Immediately prior to the closing of the Share Exchange, on April 1, 2010, in order to facilitate the closing of the Share Exchange transaction, Mr. Yueming Guo, the Registant’s current President and a director of the Registrant returned 14,700,000 shares of common stock to the Registrant for cancellation; Mr. Yueming Guo’s shares were cancelled and returned to the Company’s authorized but unissued shares of common stock.  Following the closing of the Share Exchange, the Shareholders of Eminent Promise acquired a total of 14,700,000 shares of the Registrant’s common stock.  Through the Share Exchange, Will Tone Limited, a corporation organized under the laws of the British Virgin Islands acquired a total of 10,263,672 shares of the Registrant’s common stock, approximately 51.32% of the currently issued and outstanding shares of the Registrant’s common stock. Mr. Guo is the sole executive director of Will Tone and may be deemed to have power to direct the voting and disposition of 10,263,672 shares of Common Stock held by Will Tone. Mr. Guo disclaims his pecuniary interest of beneficial ownership of the shares held by Will Tone. In addition, Mr. Yueming Guo returned 14,700,000 shares of Common Stock to the Registrant for cancellation and acquired a total of 2,519,575 shares of the Registrant’s common stock, approximately 12.60% of the currently issued and outstanding shares of the Registrant’s common stock.

DIRECTORS AND EXECUTIVE OFFICERS
Pre-Share Exchange

Name	Age	Position	Director or Officer Since

Frank Pioppi	50	CEO, CFO, President, Treasury & Director	March 2008

Anna Herbst	52	Director	March 2008

Post-Share Exchange

The following table sets forth the names and ages of the current directors and executive officers of the Company, the principal positions with the Company held by such persons and the date such persons became a director or executive officer after the Share Exchange. The executive officers are elected annually by the Board of Directors. The directors serve one year terms or until their successors are elected.

The directors and executive officers currently serving the Company are as follows:

Name	Age	Position	Director or Officer Since

Mr. Yueming Guo	46	Director, Chairman, and President	March 2010

Anna Herbst	52	Director	March 2008

Ms. Caichun Wen	46	Chief Executive Officer and Secretary	March 2010

Mr. Xin He	37	Chief Financial Officer and Treasury	March 2010

Biographical Information

Mr. Yueming Guo. Mr. Yueming Guo currently serves as the President and chairman of the board of the Registrant.  In addition to his work for the Registrant, he has served as the chairman of the board of directors of our operating affiliate, Yiyang Group, since April 2005.  Prior to his work with the Yiyang Group, Mr. Yueming Guo had worked as a technician, fleet header, Director of Security Division, and Vice General Manager of the Yiyang Automobile Transport General Company, predecessor of Yiyang Group.  Mr. Guo has a bachelor in business management from the OPEN University of China in January 2007.

Ms. Caichun Wen.  Ms. Caichun Wen currently serves as the chief executive officer and secretary of the Registrant.  In addition to her work with the Registrant, she also serves as the Vice Chairman and General Manager of the Yiyang Group; she has served in this capacity since April 2005.  As the Vice Chairman and General Manager of the Yiyang Group, she is responsible for the general management of the Company.  Prior to her work with the Yiyang Group, Ms. Caichun Wen had been working at Yiyang Automobile Transport General Company, predecessor of Yiyang Group. Ms. Wen has a bachelor in law from the OPEN University of China in December 2003.

Mr. Xin He. Mr. Xin He currently serves as the chief financial officer and treasurer of the Registrant.  In addition to his work for the Registrant, Mr. Xin He has served as the vice president of our operating affiliate, Yiyang Group, since August 2009.  Prior to his work with the Yiyang Group, from September 2008 through April 2009 Mr. Xin He worked as an auditor for Ernst & Young LLP in New York City. From May 2002 through August 2008, Mr. Xin He worked as the CFO of Chinatex America Holding Corp. at New York. Mr. Xin He has an MA in Taxation from Central University of Finance and Economics in the PRC, and an MA in Accounting from Seton Hall University in the United States. He holds CPA licenses in both US and China.

Ms. Anna Herbst. Ms. Herbst currently serves as a director of the Company.  In addition to her work with the Company, Ms. Herbst has also worked as the vice president of Mid-Continental Securities Corp since April 2009.  From September, 2006 to November, 2007 Anna Herbst served as President, Director and Chief Financial Officer of China Ruitai International Holding Co.  In addition to the foregoing employment, Ms. Herbst works as a free lance consultant in the field of reverse mergers.  Ms. Herbst has over 17 years of experience in the field of reverse mergers and research with regard to suitability of companies on the Pink Sheets, Over-The-Counter Bulletin Board, NASDAQ board and AMEX board for their use as shell companies for the purpose of reverse merger. Subsequent to closing of the Share Exchange and following compliance with the provisions of SEC Rule 14f-1, it is anticipated that Anna Herbst will resign as a director and be replaced by one or more persons designated by Eminent Promise.

Family Relationships

None

Involvement in Certain Legal Proceedings

None of the Registrant’s current officers, directors, promoters or control persons has been involved in the past five (5) years in any of the following:

(1)           Any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

(2)           Any conviction in a criminal proceedings or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

(3)           Being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, or any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

(4)           Being found by a court of competent jurisdiction (in a civil action), the SEC or the U.S. Commodity Futures Trading Commission to have violated a federal or state securities laws or commodities law, and the judgment has not been reversed, suspended, or vacated.

NOMINEES TO BECOME COMPANY DIRECTORS

The following table sets forth the name and age of the persons expected to be appointed as directors of the Company as a result of the change of control which occurred pursuant to the Share Exchange described herein:

Name	Age	Position Held and Tenure

Mr. Jianming Liu	52	Nominee to become Director

Mr. Liqin Cui	46	Nominee to become Director

The directors named above will serve until the next annual meeting of the Company’s stockholders or until their successors have been appointed.  Thereafter, directors will be elected for one-year terms at the annual stockholders’ meeting.  Officers will hold their positions at the pleasure of the Board of Directors, absent any employment agreement, of which none currently exists or is contemplated.  Except for the plan described herein regarding the appointment of new directors as a result of the change of control, there is no arrangement or understanding between any of the directors or officers of the Company and any other person pursuant to which any director or officer was or is to be selected as a director or officer, and there is no arrangement, plan or understanding as to whether non-management shareholders will exercise their voting rights to continue to elect the current directors to the Company’s board.  There are also no arrangements, agreements or understandings between non-management shareholders and management under which non-management shareholders may directly or indirectly participate in or influence the management of the Company’s affairs.

Biographical Information

Mr. Jianming Liu. acts as Vice General Manager and Director of Yiyang Group since April 2005 and has remarkable achievements in the management of station affairs and vehicle fleets. Mr. Liu has rich working experience and is able to well coordinate and deal with the affairs of the Group. Prior to be Vice General Manager and Director of the Company, Mr. Liu had acted as a technician and team header of Yiyang Automobile Transportation Company, Manager of Passenger Transportation Branch Company, and Vice General manager of Yiyang Automobile Transportation Company.

Mr. Liqin Cui.  acts as Vice General Manager and Director of Yiyang Group since April 2006. He has rich experience in the management of the front-end passenger transportation business and plays a very important role in the Company in respects of safe operation, transportation service, and marketing management, etc. Mr. Cui has acted as Manager of Yiyang Yincheng Passenger Transport Co., Ltd, Deputy Director of Security and Locomotive Department of Yiyang Automobile Transportation General Company, and Manager of Ziyang Transportation Branch Company.

Involvement in Certain Legal Proceedings

None of the Registrant’s nominees to become directors have been involved in the past five (5) years in any of the following:

(1)           Any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

(2)           Any conviction in a criminal proceedings or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

(3)           Being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, or any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

(4)           Being found by a court of competent jurisdiction (in a civil action), the SEC or the U.S. Commodity Futures Trading Commission to have violated a federal or state securities laws or commodities law, and the judgment has not been reversed, suspended, or vacated.

CORPORATE GOVERNANCE AND BOARD MATTERS

Organization of the Board and its Committees

As of the date of the mailing of this Schedule 14F-1, the Company’s Board does not have any established committees; all such applicable functions are performed by the Board of Directors as a whole.

Audit Committee

As of the date of the mailing of this Schedule 14F-1, the Company does not have an Audit Committee.  Additionally, because the Company does not have an Audit Committee, it does not have an Audit Committee Charter.

Audit Committee Financial Expert

The Company does not currently have a financial expert serving on an Audit Committee as the Company does not currently have an Audit Committee.

Nominating Committee

As of the date of the mailing of this Schedule 14F-1, the Company does not have a Nominating Committee; all such applicable functions are performed by the Board of Directors as a whole.

Compensation Committee

As of the date of the mailing of this Schedule 14F-1, the Company does not have a Compensation Committee; all such applicable functions are performed by the Board of Directors as a whole.

Board and Committee Meetings; Attendance at 2009 Annual Meeting

During the fiscal year of 2009, the Board did not meet.  The Company did not hold an annual meeting in 2009.  We do not have a formal policy regarding attendance at duly called meetings of the Board.

Communications with the Board and its Committees

At the present time, we do not have an established procedure by which stockholders can send communications to the Board of Directors.  However, stockholders can send communications to the Board of Directors through the Company office. The Company’s office address and phone number are: No. 823, Taohualun West Road, Yiyang City, HuNan Province, China 413000.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's officers and directors, and persons who own more than ten percent of a registered class of the Company's equity securities, to file reports of ownership of Form 3 and changes in ownership on Form 4 or Form 5 with the Securities and Exchange Commission.  Such officers, directors and 10% stockholders are also required by SEC rules to furnish the Company with copies of all Section 16(a) forms they file.  Based solely upon a review of the forms submitted to the Company with respect to its most recent fiscal year, the Company believes that Form 3 Initial Statements of Beneficial Ownership for Frank Pioppi, Mid-Continental Securities Corp., Anna Herbst and Mr. YueMing Guo have not been filed as required.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership of Certain Beneficial Owners

The following table sets forth, as of April 12, 2010, the ownership of each person known by the Company to be a beneficial owner of 5% or more of its common stock, other than certain directors and officers set forth in the “Security Ownership of Management” below. Except as otherwise noted, each person listed below is a sole beneficial owner of the shares and has sole investment and voting power as to such shares.  No person listed below has any options, warrants or other right to acquire additional securities of the Registrant except as may be otherwise noted.

Title of Class	Name and Address	Number of Shares Beneficially Owned	Percent of Class

Common	Will Tone Limited No. 823 Taohualun West Road Yiyang City, China 413000	10,263,672	51.32%

(1)
Mr. Guo as the sole executive director of Will Tone Limited may be deemed to have power to direct the voting and disposition of 10,263,672 shares of Common Stock held by Will Tone Limited. Mr. Guo disclaims his pecuniary interest of beneficial ownership of the shares held by Will Tone Limited.

Security Ownership of Management

The following table sets forth, as of April 8, 2010, the ownership of each executive officer and director of the Company, and of all executive officers and directors of the Registrant as a group. Except as otherwise noted, each person listed below is a sole beneficial owner of the shares and has sole investment and voting power as to such shares.  No person listed below has any options, warrants or other right to acquire additional securities of the Registrant except as may be otherwise noted.

Title of Class	Name and Address	Number of Shares Beneficially Owned	Percent of Class

Common	Mr. YueMing Guo(1) No.823, Taohualun West Road Yiyang City, HuNan Province China 413000	2,519,575	12.60%

Common	Mr. Xin He(1) No.823, Taohualun West Road Yiyang City, HuNan Province China 413000	50,000.25%

Common	Ms. Caichun Wen No.823, Taohualun West Road Yiyang City, HuNan Province China 413000	1,205,400	6.03%

Common	Anna Herbst(1) 87-10 Clover Pl. Holliswood, NY 11423	100,000	0.50%

Common	All Directors and Officers as a Group 3 in total)	3,874,975	19.38%

(1)	Officer or Director of the Registrant

EXECUTIVE COMPENSATION OF CURRENT MANAGEMENT

Executive Compensation Summary of China Ding Cheng Prior to Share Exchange

Since inception, China Ding Cheng has never paid any salary or consulting fees to its officers.

Option Grants in Last Fiscal Year

There were no options granted to any of the named executive officers during the fiscal year ended December 31, 2009.

Employment Agreements

We had no written employment agreements with our officers and directors.

Equity Compensation Plan Information

The Company currently does not have any equity compensation plans.

Executive Compensation of China Transportation International Holdings Group Limited After Share Exchange

The following table sets forth executive compensation for fiscal years ended 2009 and 2008.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Award(s) ($)	Option Award(s) ($)	Non-Equity Incentive Plan Compensation (#)	Non-qualified Deferred Compensation Earnings ($)	All other Compensation ($)	Total ($)

Mr. Yueming Guo	2009 2008	180,000(1) 180,000(2)							180,000(1) 180,000(2)

Mr. Xin He	2009 2008	100,000(3) -------							100,00(3) ------

Ms. Caichun Wen	2009 2008	150,000(4) 150,000(5)							150,000(4) 150,000(5)

1.	This figure represents $180,000 in compensation earned by Mr. Yueming Guo while working as an officer/director of our operating affiliate, Yiyang Group during the fiscal year ended 2009.

2.	This figure represents $180,000 in compensation earned by Mr. Yueming Guo while working as an officer/director of our operating affiliate, Yiyang Group during the fiscal year ended 2008.

3.	This figure represents $100,000 in compensation earned by Mr. Xin He while working as an officer of our operating affiliate, Yiyang Group during the fiscal year ended 2009.

4.	This figure represents $150,000 in compensation earned by Ms. Caichun Wen while working as an officer/director of our operating affiliate, Yiyang Group during the fiscal year ended 2009.

5.	This figure represents $150,000 in compensation earned by Ms. Caichun Wen while working as an officer/director of our operating affiliate, Yiyang Group during the fiscal year ended 2008.

Employment Agreements

Employment Agreement with Registrant

The Registrant does not currently have employment agreements with our officers and directors other than those entered into by Yiyang Group and our officers.

Employment Agreements with Subsidiary

The Registrant’s operating affiliate, Yiyang Group, has entered into certain employment agreements with its executive officers.  The following discussion identifies and summarizes the employment agreements that Yiyang Group has entered into with its executive officers:

Employment Contract – Yueming Guo

On January 1, 2009, Yiyang Xiangyun Group Co., Ltd. entered into an employment agreement with Mr. Yueming Guo for an unfixed term, pursuant to which Yiyang Xiangyun Group Co., Ltd. agreed to employ Mr. Yueming Guo as the Chief Executive Officer of the Yiyang Xiangyun Group Co., Ltd.  Pursuant to the terms of the employment agreement, Mr. Yueming Guo is paid an annual salary of $180,000.  The employment agreement may be terminated by Mr. Yueming Guo upon sixty (60) days notice, or by the Company pursuant to enumerated circumstances set forth in the employment agreement.  The foregoing description of the employment agreement is qualified in its entirety by reference to the employment agreement which is attached hereto as Exhibit 10.6 and is herein incorporated by reference.

Employment Contract – He Xin

On August 1, 2009, Yiyang Xiangyun Group Co., Ltd. entered into an employment agreement with Xin He for an unfixed term, pursuant to which Yiyang Xiangyun Group Co., Ltd. agreed to employ Mr. Xin He as the Chief Financial Officer of the Yiyang Xiangyun Group Co., Ltd.  Pursuant to the terms of the employment agreement, Mr. Xin He is paid an annual salary of $100,000.  The employment agreement may be terminated by Mr. Xin He upon sixty (60) days notice, or by the Company pursuant to enumerated circumstances set forth in the employment agreement.  The foregoing description of the employment agreement is qualified in its entirety by reference to the employment agreement which is attached hereto as Exhibit 10.7 and is herein incorporated by reference.

Employment Contract – Caichun Wen

On January 1, 2009, Yiyang Xiangyun Group Co., Ltd. entered into an employment agreement with Ms. Caichun Wen for an unfixed term, pursuant to which Yiyang Xiangyun Group Co., Ltd. agreed to employ Ms. Caichun Wen as the general manager of the Yiyang Xiangyun Group Co., Ltd.  Pursuant to the terms of the employment agreement, Ms. Caichun Wen is paid an annual salary of $150,000.  The employment agreement may be terminated by Ms. Caichun Wen upon sixty (60) days notice, or by the Company pursuant to enumerated circumstances set forth in the employment agreement.  The foregoing description of the employment agreement is qualified in its entirety by reference to the employment agreement which is attached hereto as Exhibit 10.8 and is herein incorporated by reference.

Stock Option Plans

No member of Registrant’s management has been granted any stock option or stock appreciation right.

Director Compensation

The Registrant’s directors are not paid any salary as compensation for services they provide as directors of the Registrant.

Director Agreements

The Registrant has not entered into agreements with its directors.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

Transactions with Related Persons

Yiyang Group was incorporated as a state-owned enterprise in the People’s Republic of China on December 26, 1987. On March 29, 2005, the Yiyang Group was converted into a limited company under an agreement with the Government of the PRC. Prior to June 1, 2009, Yiyang Group was engaged in the following businesses in the PRC:

1.  Public transportation – provide public transportation services for over 300 bus routes throughout mainland China;

2.  Property investment –real estate investment and management activities through five wholly-owned subsidiaries; and

3.  Hospitality and other activities - hospitality and other transport related services through nine branches located in the PRC.

Effective June 1, 2009, pursuant to a carve out agreement dated June 19, 2009, the Yiyang Group was reorganized into three independent legal entities:

1.  Yiyang Xiangyun Group Company Limited (“Yiyang Group”) continues to hold the public transportation service;

2.  Yiyang Xiangyun Investment Company Limited (“Investment Co.”) was formed to engage in property investment business; and

3.  Yiyang Xiangyun Station Services Company Limited (“Station Co.”) was formed to take over the operation of the hospitality and other activities.

All three entities above are under the common control of the same shareholder, Yiyang Holding. As such, Investment Co. and Station Co. are deemed to be “related parties”.  The Yiyang Group has the following amounts due from related parties:

	2009	2008
	USD	USD
Yiyang Xiangyun Station Services Company Limited (Note a)	8,971,918	929,866

Yiyang Xiangyun Investment Company Limited (Note a)	6,298,512	10,523,294

Yiyang Xiangyun Holding Company Limited (Note b)	1,921,109
	17,191,539	11,453,160

(a)  Balance due from related parties represents funds advanced for financing their operations and are secured by the assets of the two parties. Starting January 1, 2008, interest is computed at a rate based on 10% increment of the PRC’s banks’ current borrowing rate, and is payable every month. The outstanding principal balances are due on June 1, 2010.  Interests earned on these funds were $624,563 and $105,069 for the years ended December 31, 2009 and 2008, respectively.

(b)  The outstanding amount is unsecured, non-interest bearing and has no fixed terms of repayment.

Aside from the foregoing, there were no material transactions, or series of similar transactions, during our Company’s last fiscal year, or any currently proposed transactions, or series of similar transactions, to which our Company was or is to be a party, in which the amount involved exceeded the lesser of $120,000 or one percent of the average of the small business issuer’s total assets at year-end for the last three completed fiscal years and in which any director, executive officer or any security holder who is known to us to own of record or beneficially more than five percent of any class of our common stock, or any member of the immediate family of any of the foregoing persons, had an interest.

Director Independence

Our board has determined that Anna Herbst is an independent director within the meaning of applicable NASDAQ Stock Market and SEC rules. In considering director independence, the board studied the shares of our common stock beneficially owned by each of the directors, whether directly or indirectly, as set forth under “Security Ownership of Certain Beneficial Owners and Management.”

LEGAL PROCEEDINGS

Yiyang Group is currently involved in the following legal proceedings in the PRC:

Case No.: No. 009 [2008] of the Re-appeal Case of Civil Tribunal of the Higher People’s Court of Hunan Province.  This case is legal proceeding regarding a dispute over vehicle contract pursuant to which the Applicant of Action, Kang Tiezhi is seeking the return of RMB 400,000 (US $58,823.52) plus interest regarding the contract dispute.  The case is currently in final adjudication before the Higher People’s Court of Hunan Province.

Case No.: No. 371 [2008], the First Trial of Civil Tribunal of the People’s Court of Suxian District, Hunan Province.  In 2008, Yiyang Group was involved in a severe traffic accident in the PRC which resulted in the death and injury to multiple individuals.  Under PRC law, Yiyang Group has an obligation to compensate the loss of the victims prior to a legal proceeding.  As of December 31, 2009, no final settlement had been determined by the Court; after review of the case, Yiyang Group’s management has made a provision in the amount of $709,906 to cover anticipated costs associated with the settlement discussed herein.  During the fiscal year ended December 31, 2009, Yiyang Group received compensation from its insurance company in the amount of $514,000.

Aside from the foregoing, the Registrant is not a party to any material pending legal proceedings, and no such proceedings are known to be contemplated. However, from time to time, we may become involved in various lawsuits and legal proceedings, which arise in the ordinary course of business and an adverse result in these or other matters may arise from time to time that may harm our business.  No director, officer or affiliate of the Registrant, and no owner of record or beneficial owner of more than 5.0% of the securities of the Registrant, or any associate of any such director, officer or security holder is a party adverse to the Registrant or has a material interest adverse to the Registrant in reference to pending litigation.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file with the Securities and Exchange Commission annual reports, quarterly reports as well as other information we are required to file pursuant to securities laws.  You may read and copy materials we file with the SEC at the SEC’s Public Reference Section at Room 1024, Judiciary Plaza, 100 F Street, N.E., Washington, D.C. 20549 and the Regional Offices at the Commission located in the Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and at 233 Broadway, New York, New York 10279.  Copies of those filings can be obtained from the Commission’s Public Reference Section at prescribed rates and may also be obtained from the web site that the Securities and Exchange Commission maintains at http://www.sec.gov.  You may also call the Commission at 1-800-SEC-0330 for more information.  You may send communication to the board of directors at No. 823, Taohualun West Road, Yiyang City, Hunan Province, China 413000. .

**********

THIS INFORMATION STATEMENT IS PROVIDED TO YOU FOR INFORMATION PURPOSES ONLY.  NO ACTION ON YOUR PART IS SOUGHT OR REQUIRED.

**********

By Order of the Board of Directors,

China Transporation International Holdings Group, Limited

By:	/s/ Ms. Caichun Wen
Title: Chief Executive Officer

April 12, 2010